 Filed Pursuant to Rule 253(g)(2)
File No. 024-10487

MEDALIST DIVERSIFIED REIT, INC.

SUPPLEMENT NO. 3 DATED JUNE 19, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 17, 2017

This document supplements, and should be read in conjunction with, the offering circular of Medalist Diversified REIT, Inc. (“we,” “our” or “us”), dated August 17, 2017 and filed by us with the Securities and Exchange Commission, or the Commission, on the same date, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose the termination of our exempt offering of common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, and to which the Offering Circular relates, or our Regulation A Offering.

Termination of Our Regulation A Offering

Our board of directors has resolved to terminate our Regulation A Offering effective immediately.